EXHIBIT 12

EOG RESOURCES, INC.
Computation of Ratio of Earnings to Fixed Charges and
Combined Fixed Charges and to Preferred Stock Dividends
(In Thousands)
(Unaudited)

Year Ended December 31		2011	2010	2009	2008	2007

EARNINGS AVAILABLE FOR
FIXED CHARGES:
Net Income		$1,091,123	$160,654	$546,627	$2,436,919	$1,089,918
Less:	Capitalized Interest Expense	(57,741)	(76,300)	(54,919)	(42,628)	(29,324)
Add:	Fixed Charges	315,702	237,590	181,426	117,568	96,228
Income Tax Provision		818,676	247,322	325,384	1,309,620	540,950
TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES		$2,167,760	$569,266	$998,518	$3,821,479	$1,697,772

FIXED CHARGES:
Interest Expense		$197,572	$125,073	$97,751	$49,899	$45,628
Capitalized Interest		57,741	76,300	54,919	42,628	29,324
Capitalized Expense Related to Indebtedness		12,791	4,513	3,150	1,759	1,150
Rental Expense Representative of Interest Factor		47,598	31,704	25,606	23,282	20,126
TOTAL FIXED CHARGES		315,702	237,590	181,426	117,568	96,228
Preferred Stock Dividends on a Pre-tax Basis		-	-	-	681	9,970
COMBINED TOTAL FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS		$315,702	$237,590	$181,426	$118,249	$106,198

RATIO OF EARNINGS TO
FIXED CHARGES		6.87	2.40	5.50	32.50	17.64

RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK
DIVIDENDS		6.87	2.40	5.50	32.32	15.99